Exhibit 99.1

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2020

(UNAUDITED)

INDEX TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

(UNAUDITED)

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Balance Sheets
(in thousands, except share data)
	June 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	$284,742	$293,484
Short-term Deposits	28,300	28,300
Accounts receivable, net	102,212	132,558
Inventories	164,588	168,504
Prepaid expenses	7,056	6,567
Other current assets	19,969	29,659
Total current assets	606,867	659,072
Non-current assets
Property, plant and equipment, net	194,437	189,706
Goodwill	385,636	385,658
Other intangible assets, net	75,638	87,328
Operating lease right-of-use assets	17,738	20,936
Other non-current assets	33,744	38,819
Total non-current assets	707,193	722,447
Total assets	$1,314,060	$1,381,519

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$30,600	$35,818
Accrued expenses and other current liabilities	23,743	28,528
Accrued compensation and related benefits	29,548	34,013
Deferred revenues	48,617	52,268
Operating lease liabilities - short-term	8,667	9,292
Total current liabilities	141,175	159,919
Non-current liabilities
Deferred revenues - long-term	13,489	16,039
Operating lease liabilities - long-term	9,493	12,445
Other non-current liabilities	31,576	35,343
Total non-current liabilities	54,558	63,827
Total liabilities	$195,733	$223,746
Contingencies (see note 11)
Redeemable non-controlling interests	572	622
Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 55,030 thousands shares and 54,441 thousands shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	150	148
Additional paid-in capital	2,717,963	2,706,894
Accumulated other comprehensive loss	(8,494)	(7,716)
Accumulated deficit	(1,591,864)	(1,542,175)
Total equity	1,117,755	1,157,151

Total liabilities and equity	$1,314,060	$1,381,519

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Operations and Comprehensive Income (Loss)
	Three Months Ended June 30,		Six Months Ended June 30,
in thousands, except per share data	2020	2019	2020	2019
Net sales
Products	$73,877	$110,341	$157,049	$215,432
Services	43,746	52,822	93,481	103,031
	117,623	163,163	250,530	318,463
Cost of sales
Products	39,969	47,095	79,217	91,264
Services	33,918	34,901	67,707	69,575
	73,887	81,996	146,924	160,839
Gross profit	43,736	81,167	103,606	157,624

Operating expenses
Research and development, net	21,303	24,040	45,497	46,614
Selling, general and administrative	51,711	56,322	107,287	113,476
	73,014	80,362	152,784	160,090
Operating income (loss)	(29,278)	805	(49,178)	(2,466)

Financial income (expenses), net	149	1,755	(680)	2,508

Income (loss) before income taxes	(29,129)	2,560	(49,858)	42

Income tax expenses (benefit)	(2,128)	1,280	(1,907)	2,498

Share in profits (losses) of associated companies	(950)	(195)	(1,788)	1,228

Net income (loss)	$(27,951)	$1,085	$(49,739)	$(1,228)

Net income (loss) attributable to non-controlling interests	35	(67)	(50)	(110)

Net income (loss) attributable to Stratasys Ltd.	$(27,986)	$1,152	$(49,689)	$(1,118)

Net earnings (loss) per ordinary share attributable to Stratasys Ltd. - basic and diluted	$(0.51)	$0.02	$(0.91)	$(0.02)

Weighted average ordinary shares outstanding -
Basic	54,917	54,231	54,733	54,102
Diluted	54,917	54,687	54,733	54,102

Comprehensive income (loss)
Net income (loss)	(27,951)	1,085	(49,739)	(1,228)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	287	(17)	(1,667)	(444)
Unrealized gains on derivatives designated as cash flow hedges	67	155	889	1,150
Other comprehensive income (loss), net of tax	354	138	(778)	706
Comprehensive income (loss)	(27,597)	1,223	(50,517)	(522)
Less: comprehensive income (loss) attributable to non-controlling interests	35	(67)	(50)	(110)
Comprehensive income (loss) attributable to Stratasys Ltd.	$(27,632)	$1,290	$(50,467)	$(412)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Changes in Equity
(in thousands)
Three and Six Months Ended June 30, 2020 and 2019
	Ordinary Shares		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total Equity
	Number of	Par
	shares	Value	Capital	deficit	Loss
Balance as of December 31, 2019	54,441	148	2,706,894	(1,542,175)	(7,716)	1,157,151

Issuance of shares in connection with stock-based compensation plans	358	1	29	-	-	30

Stock-based compensation	-	-	4,907	-	-	4,907

Comprehensive loss	-	-	-	(21,703)	(1,132)	(22,835)
Balance as of March 31, 2020	$54,799	$149	$2,711,830	$(1,563,878)	$(8,848)	$1,139,253
Issuance of shares in connection with stock-based compensation plans	231	1	22	-	-	23

Stock-based compensation	-	-	6,111	-	-	6,111

Comprehensive income (loss)	-	-	-	(27,986)	354	(27,632)
Balance as of June 30, 2020	$55,030	$150	$2,717,963	$(1,591,864)	$(8,494)	$1,117,755

	Ordinary Shares		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total Equity
	Number of	Par
	shares	Value	Capital	deficit	Loss
Balance as of December 31, 2018	53,881	146	2,681,048	(1,531,326)	(7,753)	1,142,115

Cumulative effect of changes in accounting principles	-	-	-	-	-	-
Issuance of shares in connection with stock-based compensation plans	167	*	2,222	-	-	2,222

Stock-based compensation	-	-	4,229	-	-	4,229

Comprehensive income (loss)	-	-	-	(2,270)	568	(1,702)
Balance as of March 31, 2019	54,048	$146	$2,687,499	$(1,533,596)	$(7,185)	$1,146,864

Issuance of shares in connection with stock-based compensation plans	296	1	2,030	-	-	2,031

Stock-based compensation	-	-	6,093	-	-	6,093

Comprehensive income	-	-	-	1,152	138	1,290
Balance as of June 30, 2019	54,344	$147	$2,695,622	$(1,532,444)	$(7,047)	$1,156,278

* Represents an amount less than 0.5 thousand

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Cash Flows
	Six Months Ended June 30,
in thousands	2020	2019

Cash flows from operating activities
Net loss	$(49,739)	$(1,228)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	25,104	25,063
Stock-based compensation	11,018	10,322
Foreign currency transaction loss (gain)	1,006	(1,603)
Deferred income taxes	(26)	(1,123)
Gain from sale of unconsolidated entity	-	(3,578)
Share in losses (profits) of associated companies	1,788	(1,228)
Other non-cash items, net	385	903

Change in cash attributable to changes in operating assets and liabilities:
Accounts receivable, net	29,858	6,372
Inventories	2,382	(27,128)
Net investment in sales-type leases	679	1,801
Other current assets and prepaid expenses	5,512	(6,390)
Other non-current assets	3,046	3,875
Accounts payable	(8,684)	8,812
Other current liabilities	(7,992)	(12,798)
Deferred revenues	(6,092)	(1,357)
Other non-current liabilities	(6,723)	122
Net cash provided by operating activities	1,522	837

Cash flows from investing activities
Purchase of property and equipment	(13,030)	(10,423)
Proceeds from sale of equity method investment	3,175	-
Net proceeds from divestitures of subsidiaries and associated companies	1,000	-
Proceeds from sale of plant and property	-	129
Purchase of intangible assets	(726)	(800)
Proceeds from sale of subsidiaries and unconsolidated entity	-	4,909
Other investing activities	144	(385)
Net cash used in investing activities	(9,437)	(6,570)

Cash flows from financing activities
Repayment of debt	-	(27,293)
Proceeds from exercise of stock options	53	4,252
Net cash provided by (used in) financing activities	53	(23,041)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(880)	1,697

Net change in cash, cash equivalents and restricted cash	(8,742)	(27,077)
Cash, cash equivalents and restricted cash, beginning of period	293,597	393,734

Cash, cash equivalents and restricted cash, end of period	$284,855	$366,657

Supplemental disclosures of cash flow information:
Transfer of inventory to fixed assets	1,327	2,614
Transfer of fixed assets to inventory	21	127

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Business Description and Basis of Presentation

Stratasys Ltd. (collectively with its subsidiaries, the “Company”) is a global provider of applied additive technology solutions for a broad range of industries. The Company focuses on customers’ business requirements and seeks to create new value for its customers across their product lifecycle processes, from design prototypes to manufacturing tools and final production parts. The Company operates a 3D printing ecosystem of solutions and expertise, comprised of: 3D printers ranging from entry-level desktop 3D printers to systems for rapid prototyping (“RP”) and large production systems for direct digital manufacturing (“DDM”) based on precise fused deposition modeling (“FDM”) and PolyJet technologies; advanced materials for use with its 3D printers; software with voxel level control; application-based services; on-demand parts; and key partnerships.

The condensed consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

The Company financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP"), which requires the Company to make estimates based on assumptions about current and, for some estimates, future economic and market conditions which affect reported amounts and related disclosures in its financial statements. Although the Company current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from the Company expectations, which could materially affect its results of operations and financial position.

In particular, a number of estimates have been and will continue to be affected by the ongoing Coronavirus Disease 2019 (COVID-19) pandemic. The severity, magnitude and duration, as well as the economic consequences of the COVID-19 pandemic, are uncertain, rapidly changing and difficult to predict. As a result, the accounting estimates and assumptions may change over time in response to COVID-19. Such changes could impact the Company’s goodwill, long-lived asset and intangible asset valuation; inventory valuation; assessment of the annual effective tax rate; and the allowance for expected credit losses and bad debt.

The results of operations for the three and six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the full year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. The reader is referred to the audited consolidated financial statements and notes thereto for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s Annual Report on Form 20-F for such year on February 26, 2020.

Note 2. New Accounting Pronouncements

Accounting Pronouncements Adopted in the Current Period

In August 2018, the Financial Accounting Standards Board (the “FASB”) issued an Accounting Standards Update (an “ASU”) that clarifies the accounting for implementation costs in cloud computing arrangements. This ASU requires the implementation costs incurred by customers in cloud computing arrangements to be deferred and recognized over the term of the arrangement, if those costs would be capitalized by the customers in a software licensing arrangement. The Company adopted this guidance effective January 1, 2020, with no material impact on its consolidated financial statements.

In June 2016, the FASB issued an ASU that supersedes the existing impairment model for most financial assets to a current expected credit loss model. The new guidance requires an entity to recognize an impairment allowance equal to its current estimate of all contractual cash flows the entity does not expect to collect. The ASU also requires that credit losses relating to available-for-sale debt securities will be recorded through an allowance for credit losses. The Company adopted this guidance effective January 1, 2020, with no material impact on its consolidated financial statements.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued new guidance to simplify the accounting for income taxes by removing certain exceptions to the general principles and simplification of areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes The guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of the adoption of the new guidance on its consolidated financial statements.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

Note 3. Revenues

Disaggregation of Revenues

The following table presents the Company’s revenues disaggregated by geographical region (based on the Company's customers' locations) and revenue type for the three and six months ended June 30, 2020 and 2019:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(U.S. $ in thousands)		(U.S. $ in thousands)
Americas
Products	$44,800	$67,137	$93,044	$125,191
Service	33,901	40,888	72,230	79,332
Total Americas	78,701	108,025	165,274	204,523

EMEA
Products	15,743	23,323	36,490	51,408
Service	5,172	6,826	11,345	13,524
Total EMEA	20,915	30,149	47,835	64,932

Asia Pacific
Products	13,334	19,881	27,515	38,833
Service	4,673	5,108	9,906	10,175
Total Asia Pacific	18,007	24,989	37,421	49,008

Total Revenues	$117,623	$163,163	$250,530	$318,463

The following table presents the Company’s revenues disaggregated based on the timing of revenue recognition (at a specific point in time or over the course of time) for the three and six months ended June 30, 2020 and 2019:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(U.S. $ in thousands)		(U.S. $ in thousands)
Revenues recognized in point in time from:
Products	$73,877	$110,341	$157,049	$215,432
Services	8,778	10,747	19,422	21,374
Total revenues recognized in point in time	82,655	121,088	176,471	236,806

Revenues recognized over time from:
Services	34,968	42,075	74,059	81,657
Total revenues recognized over time	34,968	42,075	74,059	81,657

Total Revenues	$117,623	$163,163	$250,530	$318,463

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Contract Assets and Contract Liabilities

Contract assets are recorded when the Company's right to consideration is conditional on constraints other than the passage of time. The Company had no material contract assets as of June 30, 2020 and December 31, 2019.

Contract liabilities include advance payments and billings in excess of revenue recognized, which are primarily related to advanced billings for service type warranty. Contract liabilities are presented under deferred revenues. The Company's deferred revenues as of June 30, 2020 and December 31, 2019 were as follows:

	June 30, 2020	December 31, 2019
	U.S. $ in thousands
Deferred revenues*	62,106	68,307

*Includes $13.5 million and $16.0 million under long term deferred revenue in the Company's consolidated balance sheets as of June 30, 2020 and December 31, 2019, respectively.

Revenue recognized in 2020 that was included in deferred revenue balance as of January 1, 2020 was $13.6 million and $31.6 million for the three and six months ended June 30, 2020, respectively.

Remaining Performance Obligations

Remaining Performance Obligations ("RPO") represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of June 30, 2020, the total RPO amounted to $84.0 million. The Company expects to recognize $66.8 million of this RPO during the next 12 months, $12.0 million over the subsequent 12 months and the remaining $5.2 million thereafter.

Incremental Costs of Obtaining a Contract

Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer, as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization, as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period if the Company expects to recover those costs. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations. As of June 30, 2020 and December 31, 2019, the deferred commission amounted to $4.0 million and $3.9 million respectively.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 4. Inventories

Inventories consisted of the following:

	June 30, 2020	December 31, 2019
	U.S. $ in thousands
Finished goods	$84,616	$87,967
Work-in-process	2,982	3,106
Raw materials	76,990	77,431
	164,588	168,504

Note 5. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of the Company’s goodwill for the six months ended June 30, 2020 were as follows:

U.S. $ in thousands
Goodwill as of January 1, 2020	$385,658
Foreign currency translation adjustments	(22)
Goodwill as of June 30, 2020	$385,636

During the fourth quarter of 2019, the Company performed a quantitative assessment for goodwill impairment for its Stratasys-Objet reporting unit.

Following its quantitative assessment, the Company concluded that the fair value of its Stratasys-Objet reporting unit exceeded its carrying amount by approximately 8.7%, with a carrying amount of goodwill assigned to this reporting unit in an amount of $386 million.

When evaluating the fair value of its Stratasys-Objet reporting unit, the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs into the valuation method. Key assumptions used to determine the estimated fair value include: (a) expected cash flows for five years following the assessment date which were based on, among other factors, expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value that utilized a terminal year growth rate of 3.1% that was determined based on the growth prospects of the reporting unit; and (c) a discount rate of 13.5% based on management’s best estimate of the after-tax weighted average cost of capital. If any of these were to vary materially from the Company's estimates, the Company could face impairment of goodwill allocated to this reporting unit in the future.

Actual results may differ from those assumed in the Company's valuation method. It is reasonably possible that the Company's assumptions described above could change in future periods. If any of these were to vary materially from the Company's plans, it may record impairment of goodwill allocated to this reporting unit in the future.

A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would have reduced the fair value of Stratasys-Objet reporting unit by approximately $45 million and $81 million, respectively.

Based on the Company’s assessment as of December 31, 2019, no goodwill was determined to be impaired.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

During the first quarter of 2020, the Company performed an analysis of the impact of recent events, including business and industry specific considerations, on the fair value of Stratasys-Objet reporting unit. As part of this analysis the Company considered the potential impacts of COVID-19 and the sensitivity of estimates and assumptions used in the last annual impairment test as well as changes in market capitalization.

During the second quarter of 2020, the Company announced a restructuring plan to reduce operating expenses as part of a cost realignment program to focus on profitable growth (the "Plan"). The Plan’s cost-cutting measures included workforce reductions affecting approximately 10% of employees, as well as other cost-mitigation measures. Please refer to Note 12 for further discussion. The Company reassessed its analysis from the first quarter in light of macroeconomic developments and its cost-cutting measures.

While the goodwill of the reporting unit is not currently impaired, there can be no assurances that goodwill will not be impaired in future periods. The Company will continue to monitor the impact of COVID-19 as well as events and changes in circumstances such as a deterioration in the business climate or operating results, significant decline in the Company's share price, changes in management’s business strategy or downward changes to the Company's cash flows projections.

Other Intangible Assets

Other intangible assets consisted of the following:

	June 30, 2020			December 31, 2019
	Carrying Amount, Net of Impairment	Accumulated Amortization	Net Book Value	Carrying Amount, Net of Impairment	Accumulated Amortization	Net Book Value
	U.S. $ in thousands
Developed technology	$294,105	$(254,881)	$39,224	$299,100	$(252,136)	$46,964
Patents	15,839	(7,768)	8,071	15,142	(7,067)	8,075
Trademarks and trade names	26,004	(20,544)	5,460	25,991	(19,966)	6,025
Customer relationships	101,589	(78,706)	22,883	102,936	(76,813)	26,123
Capitalized software development costs	18,489	(18,489)	-	18,630	(18,489)	141
	$456,026	$(380,388)	$75,638	$461,799	$(374,471)	$87,328

Amortization expenses relating to intangible assets for the three-month periods ended June 30, 2020 and 2019 were approximately $6.2 million and $6.0 million, respectively. Amortization expenses relating to intangible assets for the six-month periods ended June 30, 2020 and 2019 were approximately $12.4 million and $12.1 million, respectively.

As of June 30, 2020, the estimated amortization expenses relating to intangible assets for each of the following periods were as follows:

Estimated
amortization expense
(U.S. $ in thousands)
Remaining 6 months of 2020	$12,421
2021	24,734
2022	24,668
2023	7,732
Thereafter	6,083
Total	75,638

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 6. Earnings (Loss) Per Share

The following table presents the numerator and denominator of the basic and diluted net earnings (loss) per share computations for the three and six months ended June 30, 2020 and 2019:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	In thousands, except per share amounts		In thousands, except per share amounts
Numerator:
Net income (loss) attributable to Stratasys Ltd.	$(27,986)	$1,152	$(49,689)	$(1,118)
Denominator:
Weighted average shares - denominator for
Basic	54,917	54,231	54,733	54,102
Diluted	54,917	54,687	54,733	54,102
Net earnings (loss) per share attributable to Stratasys Ltd.
Basic	$(0.51)	$0.02	$(0.91)	$(0.02)
Diluted	$(0.51)	$0.02	$(0.91)	$(0.02)

The computation of diluted net loss per share excluded share awards of 4.9 million shares and 5.1 million shares for the six months ended June 30, 2020 and 2019, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

The computation of diluted net earnings (loss) per share excluded share awards of 4.9 million shares and 3.5 million shares for the three months ended June 30, 2020 and 2019, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net earnings (loss) per share.

Note 7. Income Taxes

The Company had income tax benefit of $2.1 million for the three-month period ended June 30, 2020 compared to income tax expenses of $1.3 million for the three month period ended June 30, 2019, and income tax benefit of $1.9 million for the six-month period ended June 30, 2020 compared to income tax expenses of $2.5 million for the six-month period ended June 30, 2019. The Company’s effective tax rate as of June 30, 2020 was primarily impacted by higher discrete tax benefits following expiration of applicable tax statute of limitations as well as geographic mix of its earnings and losses.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 8. Fair Value Measurements

Financial instruments measured at fair value

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, in its consolidated balance sheets:

	June 30, 2020	December 31, 2019
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$207	$63
Foreign exchange forward contracts designated as hedging instruments	479	315

Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	(162)	(388)
Foreign exchange forward contracts designated as hedging instruments	(19)	(326)
	$505	$(336)

The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Other financial instruments consist mainly of cash and cash equivalents, current and non-current receivables, net investment in sales-type leases, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 9. Derivative instruments and hedging activities

Since the Company conducts its operations globally, it is exposed to global market risks and to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign currency exchange rates. The Company enters into transactions involving foreign currency exchange derivative financial instruments. The Company manages its foreign currency exposures on a consolidated basis, which allows the Company to net exposures and take advantage of any natural hedging. The transactions are designed to manage the Company’s net exposure to foreign currency exchange rates and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities and forecasted transactions denominated in the New Israeli Shekel (“NIS”), Euro, Korean Won, Chinese Yuan and the Japanese Yen. The gains and losses on the hedging instruments partially offset losses and gains on the hedged items. Financial markets and currency volatility may limit the Company’s ability to hedge these exposures. These contracts mature through April 2021.

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
	Balance sheet location	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
			U.S. $ in thousands
Assets derivatives - Foreign exchange contracts, not designated as hedging instruments	Other current assets	$207	$63	$62,627	$11,001
Assets derivatives-Foreign exchange contracts, designated as cash flow hedge	Other current assets	479	315	49,980	25,045
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(162)	(388)	29,348	92,929
Liability derivatives - Foreign exchange contracts, designated as hedging instruments	Accrued expenses and other current liabilities	(19)	(326)	9,555	45,262
		$505	$(336)	$151,510	$174,237

Foreign exchange contracts not designated as hedging instruments

As of June 30, 2020, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $92.0 million, and were used to reduce foreign currency exposures. With respect to such derivatives, losses of $1.1 million and $0.04 million were recognized under financial income (expense), net for the three-month periods ended June 30, 2020 and 2019, respectively and gains of $0.9 million and $1.2 million were recognized under financial income (expense), net for the six-month periods ended June 30, 2020 and 2019, respectively. Such gains or losses partially offset the foreign currencies revaluation changes of the balance sheet items. These foreign currencies revaluation changes are also recognized under financial income (expense), net.

Cash Flow Hedging—Hedges of Forecasted Foreign Currency Payroll

As of June 30, 2020, the Company had in effect foreign exchange forward contracts, designated as cash flow hedge for accounting purposes, for the conversion of $25.5 million into NIS. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in NIS. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Cash Flow Hedging—Hedges of Forecasted Foreign Currency Revenue

As of June 30, 2020, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of 30.0 million Euro into U.S. dollars. The Company transacts business in U.S. dollars and in various other currencies. The Company may use foreign exchange or forward contracts to hedge certain cash flow exposures resulting from changes in these foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities of up to twelve months. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated revenue in the normal course of business and accordingly, they are not speculative in nature.

Note 10. Equity

a. Stock-based compensation plans

Stock-based compensation expenses for equity-classified stock options, restricted share units (“RSUs”) and performance stock units ("PSUs") were allocated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	U.S $ in thousands		U.S $ in thousands
Cost of sales	$497	$541	$900	$895
Research and development, net	1,702	1,511	3,259	2,270
Selling, general and administrative	3,912	4,041	6,859	7,157
Total stock-based compensation expenses	$6,111	$6,093	$11,018	$10,322

A summary of the Company’s stock option activity for the six months ended June 30, 2020 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of January 1, 2020	1,961,532	$31.16
Granted	360,000	17.10
Exercised	(2,237)	8.09
Forfeited	(76,753)	28.74
Options outstanding as of June 30, 2020	2,242,542	$29.01
Options exercisable as of June 30, 2020	1,732,704	$32.24

As of June 30, 2020, the unrecognized compensation cost of $2.96 million related to all unvested, equity-classified stock options is expected to be recognized as an expense over a weighted-average period of 3.1 years.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

A summary of the Company’s RSUs and PSUs activity for the six months ended June 30, 2020 is as follows:

	Number of RSUs and PSUs	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2020	2,362,991	$24.10
Granted	1,189,436	18.17
Vested	(587,225)	23.57
Forfeited	(286,091)	22.45
Unvested as of June 30, 2020	2,679,111	$21.76

The fair value of RSUs and PSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant.

As of June 30, 2020, the unrecognized compensation cost of $48.8 million related to all unvested, equity-classified RSUs and PSUs is expected to be recognized as expense over a weighted-average period of 2.8 years.

b. Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive income (loss), net of taxes, for the six months ended June 30, 2020 and 2019, respectively:

	Six months ended June 30, 2020
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2020	$(10)	$(7,706)	$(7,716)
Other comprehensive income (loss) before reclassifications	856	(1,667)	(811)
Amounts reclassified from accumulated other comprehensive loss	33	-	33
Other comprehensive income (loss)	889	(1,667)	(778)
Balance as of June 30, 2020	$879	$(9,373)	$(8,494)

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

	Six months ended June 30, 2019
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total
		U.S. $ in thousands
Balance as of January 1, 2019	$(627)	$(7,126)	$(7,753)

Other comprehensive income (loss) before reclassifications	1,277	(444)	833
Amounts reclassified from accumulated other comprehensive loss	(127)	-	(127)
Other comprehensive income (loss)	1,150	(444)	706
Balance as of June 30, 2019	$523	$(7,570)	$(7,047)

Note 11. Contingencies

Legal proceedings

The Company is a party to various legal proceedings from time to time, the outcome of which, in the opinion of management, will not have a significant effect on the financial position, profitability or cash flows of the Company.

Note 12. Restructuring Plan

On June 2, 2020, the Company announced a restructuring plan to reduce operating expenses as part of a cost realignment program to focus on profitable growth (the "Plan"). The Plan’s cost-cutting measures included workforce reductions affecting approximately 10% of employees, as well as other cost-mitigation measures.

The Company recorded $5.2 million and $3.6 million of employee related charges and other related charges, respectively, during the second quarter of 2020. With regards to the employee related charges, $0.6 million was paid during the current period and the rest are expected to be paid during the third quarter. The Company expects to incur additional restructuring charges of approximately $0.5 million, as part of this Plan.